UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

60 WALL STREET NEW YORK, NEW YORK	10005
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

Attention: Lynne Malina

Legal Department

60 Wall Street, 37th Floor

New York, New York 10005

(212) 250 – 0677

(Name, address and telephone number of agent for service)

Fifth Third Auto Trust 2013-A

(Issuer with respect to the Securities)

Delaware	80-0900302
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Copies To:

c/o Wilmington Trust, National Association, as Owner Trustee

Rodney Square North

1100 North Market Street

Wilmington, DE 19890

Asset Backed Notes of Fifth Third Auto Trust 2013-A

Item 1. General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Item 3. -15.	Not Applicable

Item 16.	List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 business - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. - business - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of December 31, 2012. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 14th day of March, 2013.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Irene Siegel
Name:	Irene Siegel
Title:	Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS
Legal Title of Bank
NEW YORK
City
NY **10005**
State Zip Code
FDIC Certificate Number: 00623

FFIEC 031
Page 15 of 71
RC-1

Consolidated Report of Condition for Insured Banks and Savings Associations for December 31, 2012

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

Dollar Amounts in Thousands			RCFD	Tril | Bil | Mil | Thou	
Assets					
1. Cash and balances due from depository institutions (from Schedule RC-A):					
a. Noninterest-bearing balances and currency and coin (1)			0081	185,000	1.a
b. Interest-bearing balances (2)			0071	12,435,000	1.b
2. Securities:					
a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	0	2.a
b. Available-for-sale securities (from Schedule RC-B, column D)			1773	12,000	2.b
3. Federal funds sold and securities purchased under agreements to resell:			RCON		
a. Federal funds sold in domestic offices			B987	156,000	3.a
			RCFD		
b. Securities purchased under agreements to resell (3)			B989	15,000,000	3.b
4. Loans and lease financing receivables (from Schedule RC-C):					
a. Loans and leases held for sale			5369	0	4.a
b. Loans and leases, net of unearned income	B528	19,791,000			4.b
c. LESS: Allowance for loan and lease losses	3123	59,000			4.c
d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)			B529	**19,732,000**	4.d
5. Trading assets (from Schedule RC-D)			3545	3,750,000	5
6. Premises and fixed assets (including capitalized leases)			2145	47,000	6
7. Other real estate owned (from Schedule RC-M)			2150	17,000	7
8. Investments in unconsolidated subsidiaries and associated companies			2130	0	8
9. Direct and indirect investments in real estate ventures			3656	0	9
10. Intangible assets:					
a. Goodwill			3163	0	10.a
b. Other intangible assets (from Schedule RC-M)			0426	46,000	10.b
11. Other assets (from Schedule RC-F)			2160	5,017,000	11
12. Total assets (sum of items 1 through 11)			2170	**56,397,000**	12

(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.
(3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS FFIEC 031 Legal Title of Bank Page 15a of 71 FDIC Certificate Number: 00623 RC-1a Schedule RC-Continued Dollar Amount in Thousands Tril | EN | MIL | Thou Liabilities RCON 13. Deposits: a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I) 2200 27,588.000 13.a (1) Noninterest-bearing (1) 6631 20,391,000 13.a.1 (2) Interest-bearing 6636 7,197,000 13.a.2 b. In foreign offices, Edge and Agreement subsidiaries, and IBFs RCFN b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, part II) 2200 12,345,000 13.b (1) Noninterest-bearing 6631 8,085,000 13.b.1 (2) Interest-bearing 6636 4,260,000 13.b.2 14. Federal funds purchased and securities sold under agreements to repurchase: RCON a. Federal funds purchased in domestic offices (2) 8993 4,821,000 14.a b. Securities sold under agreements to repurchase (3) RCFD 8995 0 14.b 15. Trading liabilities (from Schedule RC-D) 3548 71,000 15 16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M) 3190 940,000 16 17. and 18. Not applicable 19. Subordinated notes and debentures (4) 3200 0 19 20. Other liabilities from Schedule RC-G) 2930 1,728,000 20 21. Total liabilities (sum of items 13 through 20) 2948 47,493,000 21 22. Not applicable (1) Includes noninterest-bearing demand, time, and savings deposits. (2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.” (3) Includes all securities repurchase agreements in domestic and foreign officers, regardless of maturity. (4) Includes limited-life preferred stock and related surplus.

DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Title of Bank FDIC Certificate Number: 00623 FFIEC 031 Page 16 of 71 Equity Capital Bank Equity Capital RCFO Tril Bil Mil Thou 23. Perpetual preferred stock and related surplus 3038 0 23 24. Common stock 3230 2,127,000 24 25. Surplus (excludes all surplus related to preferred stock) 3839 594,000 25 26. a. Retained earnings 3632 5,899,000 26.a b. Accumulated other comprehensive income(5) B530 36,000 26.b c. Other equity capital components (6) A130 0 26.c 27. A. Total bank equity capital (sum of items 23 through 26.c) 3210 8,656,000 27.a b. Non controlling (minority) interests in consolidated subsidiaries 3000 248,000 27.b 28. Total equity capital (sum of items 27. A and 27.b) G105 8,904,000 28 29. Total liabilities and equity capital (sum of items 21 and 28 3300 56,397,000 29 Memoranda To be reported with the March Report of Condition. 1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2011 RCFD Number 6724 N/A M.1 1= Independent audit of the bank conducted in according firm which submits a report on the bank 2= Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public according firm which submits a report on the consolidated holding company (but not on the bank separately) 3= Alteration on bank management’s assertion on the effectiveness of the bank’s Internal control over financial reporting by a certified public accounting firm. 4= Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public according firm (may be required by state chartering authority) 5= Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority) 6= Review of the bank’s financial statements by external auditors 7= Corporation of the bank’s financial statements by external auditors 8= Other audit procedures (excluding tax preparation work) 9= No external audit work To be reported with the March Report of Condition. 2. Bank’s fiscal year-end date RCON MM / DD 8678 N/A M.2 (5) Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and accumulated defined benefit pension and other post retirement plan adjustments. (6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.